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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                     UNITED PAYORS & UNITED PROVIDERS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   911319 10 1
                      ------------------------------------
                                 (CUSIP Number)

      Thomas L. Blair, 2275 Research Boulevard, Rockville, Maryland 20850
                                 (301) 548-1000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 4, 2000
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      * The remainder of this schedule 13D has been filled out in this amendment to the extent that the information has been altered from disclosure contained in the prior Schedule 13D, as amended.




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                                  SCHEDULE 13D

CUSIP No. 911319 10 1                             Page   2   of   5   Pages
                                                       -----    -----

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Thomas L. Blair and/or Alice M. Blair

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /_/
                                                                    (b) /_/

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   3   SEC USE ONLY
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   4 SOURCE OF FUNDS (See Instructions)

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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                       7   SOLE VOTING POWER
      NUMBER OF                 2,624,500
       SHARES       ------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                   58,650
        EACH        ------------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                   2,624,500
        WITH        ------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                4,558,650
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             7,183,150 shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
        (See Instructions)
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             37.7%
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  14   TYPE OF REPORTING PERSON (See Instructions)
             IN
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      This  Amendment  No. 2 to the Schedule  13D, last amended on March 8, 1999
("Amendment No.1") (this "Schedule") relates to the shares of common stock, par value $.01 per share, of United Payors & United Providers, Inc. ("UP&UP"), and is filed on behalf of Thomas L. and Alice M. Blair.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

      No funds were exchanged in consideration of Mr. Blair entering into this transaction. Mr. Blair effected the transaction in furtherance of a plan of merger as described in Item 4 below.

Item 4.   Purpose of Transaction.
          -----------------------

      On February 4, 2000, Mr. Blair entered into an agreement with BCE Emergis, Inc. which requires or may require him to purchase certain shares of common stock of UP&UP from the Independent Divestment Trust (the "Trust"), as discussed in amended Item 6 below. This agreement was entered into by Mr. Blair in consideration of the premises and mutual agreements and covenants set forth in an Agreement and Plan of Merger, dated February 4, 2000, among the UP&UP, BCE EMERGIS, Inc. ("BCE Emergis") a Canadian corporation, JETCO INC., a Delaware corporation and a wholly owned subsidiary of BCE Emergis and Thomas L. Blair (the "Merger Agreement"). See Items 4, 5 and 6 to Amendment No. 1 for a discussion of the Independent Divestment Trust and the shares of UP&UP common stock held by the Trust (the "Trust Shares").

      Except for the Merger Agreement and related agreements and as disclosed in response to Item 6 below, Mr. Blair has no specific plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D, but retains the right to take all such actions as he deems appropriate to maximize his investment in UP&UP. In addition, Mr. Blair will participate in Board of Director decisions affecting UP&UP. Mr. Blair reserves the right to buy or sell shares of common stock in market or privately negotiated transactions as he determines. Mr. Blair may resell shares acquired from the Trust when acquired, or may retain some or all of such shares for investment.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          In addition to the disclosure below, existing contracts, arrangements, understandings, or relationships with respect to securities of the issuer are discussed in Item 5 of Amendment No. 1. For more detailed information regarding these various agreements, see Item 7 of Amendment No. 1.

          On February 4, 2000, Mr. Blair entered into a separate agreement with BCE Emergis. Under this agreement, if Capital Z exercises the option it holds to purchase the 2,250,000 shares of UP&UP common stock from Mr. Blair (as disclosed in Amendment No. 1), then Mr. Blair is obligated to purchase 2,250,000 of the Trust Shares from the Trust. Under those circumstances, BCE Emergis also can require Mr. Blair to purchase the additional 2,250,000 Trust Shares, if BCE Emergis loans Mr. Blair the funds necessary to make this additional purchase. Mr. Blair is

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contractually  obligated  to  purchase  on or  before  February  25,  2003,  all
4,500,000 Trust Shares. As collateral for the loan, Mr. Blair shall pledge and grant to BCE Emergis a first priority security interest in all of Mr. Blair's interest in the 2,250,000 Trust Shares BCE Emergis requires him to purchase.

      In addition, Mr. Blair has entered into a voting agreement under which he has agreed to vote all of the shares of UP&UP common stock held by him (including any Trust Shares he purchases) in favor of the Agreement and Plan of Merger with BCE Emergis.



Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            99.5 Agreement, dated as of February 4, 2000, by Thomas L. Blair in favor of BCE EMERGIS, INC. and JETCO INC.

            99.6   Voting Agreement dated as of February 4, 2000.




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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/ Thomas L. Blair
                                          ------------------------------
                                          Thomas L. Blair



                                          /s/ Alice M. Blair
                                          ------------------------------
                                          Alice M. Blair



Date: February 14, 2000





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